File No. 070-10123


                           (As filed October 7, 2003)



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                 AMENDMENT NO. 1
                      APPLICATION/DECLARATION ON FORM U-1/A
                                      under
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                          KeySpan Energy Management LLC
                         201 Old Country Road, Suite 300
                            Melville, New York 11747

--------------------------------------------------------------------------------
(Name of companies filing this statement and addresses of principal executive offices)


                               KeySpan Corporation
--------------------------------------------------------------------------------
        (Name of top registered holding company parent of each applicant)

                               John J. Bishar Jr.
                    Senior Vice President and General Counsel
                               KeySpan Corporation
                              One MetroTech Center
                            Brooklyn, New York 11201

--------------------------------------------------------------------------------
                     (Name and address of agent for service)

                          APPLICATION/DECLARATION UNDER
                            SECTIONS 9 AND 10 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

     This pre-effective Amendment No. 1 amends and restates in its entirety the Form U-1 Application/Declaration in this proceeding as follows:


Item 1.           Description of Proposed Transaction

A.       Introduction

          1.   Overview

     Pursuant to Sections 9(a) and 10 of the Public Utility Holding Company Act of 1935, as amended (the "Act"), KeySpan Energy Management LLC (referred to herein as either "KEM" or the "Applicant"), a non-utility indirect subsidiary of KeySpan Corporation ("KeySpan"), a registered holding company under the Act, files this application and declaration seeking authorization for KEM to acquire all of the issued and outstanding securities of Metro Energy LLC ("Metro Energy"), a nonaffiliated New York limited liability company (the "Transaction").


     The purpose of the Transaction is to provide KEM with the benefit of revenues currently generated by Metro Energy in furtherance of KeySpan's operations as a diversified and integrated gas and electric public-utility system.

          2.   Background


     KeySpan registered as a holding company under the Act on November 8, 2000, as a result of KeySpan's acquisition of Eastern Enterprises (now known as KeySpan New England LLC)[1]. The Commission approved the acquisition in an order issued on November 7, 2000 (Release No. 35-27271), as corrected by the order issued on December 1, 2000 (collectively, the "Merger Order"). In addition, on November 8, 2000, the Commission issued an order (Release No. 35-27272), as corrected by the order issued on December 1, 2000, and as supplemented by the

-----------
1 On May 29, 2002, the Commission issued an order approving KeySpan and Eastern Enterprises' application in File No. 70-9995 (Holding Co. Act Rel. No. 27532) for a reorganization of Eastern Enterprises from a Massachusetts business trust to a Massachusetts limited liability company ("Conversion Order"). On May 31, 2002, pursuant to the Conversion Order, Eastern Enterprises and KeySpan New England LLC ("KNE"), a newly formed Massachusetts limited liability company subsidiary of KeySpan, executed an agreement and plan of merger, with KNE as the surviving entity and successor-by-merger to Eastern Enterprises. KNE is 99% owned by KeySpan and 1% owned by KSNE, LLC, a newly formed limited liability company and wholly-owned subsidiary of KeySpan.


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

order issued on December 6, 2002 (Release No. 35-27612) (collectively, the "Financing Order"), authorizing a program of external financings, credit support arrangements and related proposals for KeySpan and its subsidiaries.


     As described in the Merger Order and KeySpan's underlying merger application ("Merger Application"), KeySpan is a diversified public utility registered holding company. KeySpan directly or indirectly owns seven public utility companies that collectively provide a full range of gas and electric services. In addition, KeySpan owns a number of non-utility companies that provide essential services to the KeySpan system, including certain energy-related companies such as KEM that were fully described in the Merger Application.


     KEM is a non-utility company engaged in the service, installation, and construction of power supply and HVAC systems, including burners and boilers for heating purposes. KEM serves large commercial, industrial and institutional customers throughout the Northeast. KEM is also, or may become, involved in the development, ownership, construction, financing, operation and maintenance of thermal energy facilities, including central steam and chilled water facilities.[2] KEM is an indirect, wholly owned subsidiary of KeySpan, a registered public utility holding company.[3]


     KeySpan Business Solutions, LLC ("KBS") is the direct parent of KEM and was formed to serve as an intermediate non-utility holding company (either directly or indirectly) of certain subsidiaries of KeySpan Services, Inc., including but not limited to KEM.


     Metro Energy is an unaffiliated New York limited liability company in the business of developing, operating and maintaining thermal energy systems in the New York metropolitan area. Through certain loans made to Metro Energy by KEM in the aggregate principal amount of $11,715,161.82, plus 8.38% interest per annum, KEM financed the construction of a central heating and cooling facility owned, operated and maintained by Metro Energy at a hotel in the New York City metropolitan area. The prior financing relationship between KEM and Metro Energy does not constitute a variable interest arrangement as determined under FASB, Interpretation No. 46 (Consolidation of Variable Interest Entities), in which either KEM or Metro Energy would be considered the primary beneficiary. Construction of this project was substantially completed in late 1998 (the "Heating and Cooling Facility"). The purpose of the proposed acquisition of Metro Energy is primarily to secure KEM's interest in the Heating and Cooling Facility. Metro Energy will conduct no other business operations outside of its operation of the Heating and Cooling Facility. The operation of the Heating and Cooling Facility is directly within the scope of the business operations of KEM that were found to be retainable by the Commission in the

----------
2 Such activities were found by the Commission to be functionally related to KeySpan's integrated gas and electric operations and retainable by KeySpan in the Commission's order issued April 24, 2003, HCAR No. 27670, File No. 70-9641 (the "Retention Order").

3 KEM is a wholly-owned subsidiary of KeySpan Business Solutions LLC, which is a wholly-owned subsidiary of KeySpan Services Inc., which is a wholly owned subsidiary of KeySpan Energy Corporation, which is a wholly-owned subsidiary of KeySpan Corporation. KEM also is the direct parent of its wholly owned subsidiary, R.D. Mortman, LLC. R.D. Mortman, LLC is in the business of installing and servicing burners and boilers, and designing, building, installing and servicing HVAC systems. R.D. Mortman, LLC does not provide services to its affiliates.

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


Retention Order. Ownership of Metro Energy by KEM will in no event cause KEM's business activities to fall outside the scope of its currently authorized lines of business.


B.       The Transaction


     KEM proposes to acquire all of the issued and outstanding membership interests of Metro Energy. Upon consummation of the acquisition, Metro Energy will become a direct, wholly-owned subsidiary of KEM. KEM will acquire Metro Energy in a cash transaction for the purchase price of approximately $600,000 payable in three installments within a one year period, plus the conversion of the outstanding debt owed to KEM by Metro Energy, including principal and interest amounting to approximately $13,785,763, into goodwill. The Transaction is expected to produce tangible benefits to the public, investors and consumers by adding to the KeySpan system's ability to compete with exempt registered holding company systems in the electric utility and gas utility industry, as well as non-utility companies engaged in similar lines of energy related businesses, provide additional streams of revenue to KEM and create additional opportunities for the KeySpan system to realize revenues through the sale of natural gas.


Item 2.           Fees, Commissions and Expenses


     The estimated fees, commissions and expenses in connection with the proposed Transaction are approximately $10,000 which are comprised of approximately $8,000 for legal fees and approximately $2,000 for various accounting, regulatory and filing fees and expenses.


Item 3.           Applicable Statutory Provisions


     Applicant considers Rule 58 and Sections 9(a)(1) and 10 of the Act to be applicable to the proposed Transaction. To the extent that the activities described herein require approval under any other sections of the Act and the Commission's rules thereunder are or may be applicable to the Transaction, Applicant requests such approval and demonstrates compliance herein.


A. Sections 9 and 10


     The Transaction involves the acquisition of all the issued and outstanding securities of Metro Energy by KEM. Section 9(a)(1) requires that any registered holding company or its subsidiary companies obtain approval pursuant to Section 10 of the Act to directly or indirectly acquire any securities, utility assets or any other interest in any business. The statutory standards to be considered by the Commission in evaluating the acquisition under Section 9(a) are set forth



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


in Sections 10(b), 10(c) and 10(f) of the Act. As demonstrated below, the Transaction complies with all of the applicable provisions of Section 10 of the Act and should be approved by the Commission.


     Section 10(b) of the Act provides that if the requirements of Section 10(f) are satisfied, the Commission shall approve an acquisition of securities or utility assets, unless the Commission finds that: (i) such acquisition will tend towards interlocking relations for the concentration of control of public-utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers; (ii) the consideration to be paid in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or (iii) such acquisition will unduly complicate the capital structure of the holding company system of the applicant or will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of such holding company system. Section 10(c) of the Act provides that, notwithstanding the provisions of Section 10(b), the Commission shall not approve (i) the acquisition of securities or utility assets, or of any other interest, which is unlawful under the provisions of Section 8 of the Act[4] or is detrimental to the carrying out of the provisions of Section 11; or (2) the acquisition of securities or utility assets of a public utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and efficient development of an integrated public utility system.


     None of the negative standards set forth in Sections 10(b) or (c) is implicated by the Transaction.


1. Section 10(b)(1)


     Section 10(b)(1) restricts the holding company and its affiliates from entering into a transaction that would involve certain types of interlocking relationships or a concentration of control. By its nature, any merger results in new links between theretofore unrelated companies. However, the links that would be established as a result of the Transaction are not the types of interlocking relationships or the type of concentration of control targeted by
Section 10(b)(1), which was primarily aimed at preventing business combinations unrelated to operating synergies.[5] In the present transaction, KEM, an energy-related entity, by acquiring Metro Energy, would be adding synergistically to its assets thereby enhancing its business operations. The make up of its board of directors and officers will not be altered as a result of the Transaction. The Transaction will therefore be in the public interest and the interests of investors and consumers. Thus, the Transaction is beneficial to the protected interests under the Act and thus not prohibited by Section 10(b)(1).

---------
4 Section 8 regulates the acquisition of a direct or indirect interest in an electric utility company or gas utility company serving substantially the same territory.

5    Northeast  Utilities,  50 SEC 427,  443  (1990),  as  modified,  50 SEC 511
     (1991), aff'd sub nom., City of Holyoke Gas & Electric Dept. v. SEC, 972 F.2d 358 (D.C. Cir. 1992) ("interlocking relationships are necessary to integrate [the companies undertaking a business combination]").

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


2. Section 10(b)(2)


     Section  10(b)(2)   requires  the  Commission  to  determine   whether  the
consideration to be paid by KEM to the holders of the membership interests of Metro Energy in connection with the Transaction, including all fees, commissions and other remuneration, is reasonable.[6]


     The consideration for the Transaction is the result of arm's length negotiations between KEM and Metro Energy.[7] The negotiations were preceded by KEM's due diligence, analysis and evaluation of the assets, liabilities and business prospects of the combined companies. KEM believes that the overall fees, commissions and expenses incurred and to be incurred in connection with the Transaction meet the standards of Section 10(b)(2) because they are reasonable and fair in light of the size of and the assets to be acquired in the Transaction relative to other similar transactions and the anticipated benefits of the Transaction to the public, investors and consumers.


3. Section 10(b)(3)


     Section 10(b)(3) requires the Commission to determine whether the Transaction will unduly complicate KeySpan's capital structure or will be detrimental to the public interest, the interest of investors or consumers or the proper functioning of KeySpan's system. The Commission has found that an acquisition satisfies the Section 10(b)(3) analysis where the effect of a proposed acquisition on the acquirer's capital structure is negligible and the equity position is at or above the traditionally acceptable 30% level prescribed by the Commission.


     The Transaction involves the acquisition of one entity for the purchase price of approximately $600,000, plus the conversion of debt owed to KEM by Metro Energy into goodwill. This amount is negligible relative to KeySpan's total consolidated capitalization of over $8 billion. KeySpan's consolidated

--------
6 Section 10(b)(2) also contemplates the acquisition of utility assets, either directly or through the acquisition of securities. However, because Metro Energy is not a utility company, its assets are not utility assets as defined by Section 2(a)(18) of the Act.

7 The Commission has recognized that when consideration to be paid in a proposed transaction is the result of arm's length negotiations, this may be deemed persuasive evidence that Section 10(b)(2) is satisfied (see Entergy Corp., et al., 51 SEC 869 (1993)).

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

equity to total capitalization ratio will be virtually unaffected by the Transaction and will remain in excess of the traditionally accepted 30% level after the consummation of the Transaction. Therefore, under these standards, the proposed acquisition of Metro Energy by KEM will not unduly complicate the capital structure of the combined system.


4. Section 10(c)(1)


     Section 10(c)(1) of the Act prohibits the Commission from approving an acquisition under Section 9(a) of the Act if such acquisition is unlawful under
Section 8 of the Act or is detrimental to the carrying out of Section 11 of the Act.


     a.   Section 8 Analysis


     Section 8 prohibits registered holding companies, and any subsidiaries thereof, from acquiring, owning interests in, or operating both a gas and an electric utility serving substantially the same area if prohibited under state law. The Transaction does not raise any issue under Section 8 because neither KEM nor Metro Energy is a utility company.

     b.   Section 11 and Rule 58 Analysis


     Section 10(c)(1) of the Act prohibits an acquisition that would be detrimental to carrying out the provisions of Section 11. Section 11 requires the Commission to confine the non-utility interests of registered holding companies to those that are "reasonably incidental, or economically necessary or appropriate to the operations of [an] integrated public-utility system" (see
Section 11(b)(1) of the Act).


     In broadening the meaning of "reasonably incidental, or economically necessary" under Section 11, the commission has demonstrated its intention to facilitate the acquisition of certain energy-related companies by enacting Rule
58. Acquisitions pursuant to Rule 58 are considered to be "appropriate in the ordinary course of business" within the meaning of Section 9(c)(3), and are thus exempt from the requirement of prior Commission approval under Sections 9(a)(1) and 10. Therefore, if an entity falls within the definition of an energy-related company under Rule 58, the acquisition of such an entity is deemed by the Commission not to be detrimental to carrying out the provisions of Section 11, thereby satisfying the requirements of Section 10(c)(1).


     Metro Energy, a company that develops, operates and maintains heating and cooling plants, would clearly fall within the scope of subsection (b)(1)(vi), under Rule 58, and be deemed an energy-related company but for the proviso requiring the acquiring registered holding company's utility subsidiaries to be


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

primarily electric utilities.[8] Although KeySpan's public utility subsidiaries are not primarily electric utilities, KeySpan is a diversified registered holding company that owns gas utility companies and an electric utility company, as well as several exempt wholesale generators. In fact, income generated by KeySpan's electric services segment accounts for approximately 15% of our total consolidated revenues. Revenues from our electric services business segment are material and essential overall to our ongoing business.


     Moreover, the Commission examined KeySpan's retention of its wholly owned electric utility company, KeySpan Generation LLC, and determined in the Merger Order that such retention is appropriate under Section 11. Therefore, due to the fact that the Commission has deemed KeySpan's electric utility business to be appropriate under Section 11, it should be deemed equally appropriate for KeySpan and its subsidiaries to invest in energy-related companies because such companies would be "appropriate in the ordinary course of business." Accordingly, the Transaction satisfies the standards of Section 10(c)(1).


5. Section 10(c)(2)


     Section 10(c)(2) applies only to the acquisition of a public utility or holding company. The Transaction does not raise any issue under Section 10(c)(2) because Metro Energy is a non-utility company.


6. Section 10(f)


     Section 10(f) of the Act provides that the Commission shall not approve any acquisition under Section 10 unless it appears to the satisfaction of the Commission that applicable state laws have been complied with, except where the Commission finds that compliance with such state laws would be detrimental to the carrying out of the provisions of Section 11. The Transaction does not involve any utility companies and, therefore, no state commission would have jurisdiction over the consummation of the Transaction. As described in Item 4 of this Application, the Applicant believes that no state regulatory approvals are required for the Transaction. The Applicant has or intends to comply with all applicable state laws related to effectuating the proposed Transaction.

     B.   Rule 54

     The proposed transaction is also subject to Rule 54, which provides that in determining whether to approve an application which does not relate to any "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO"), the Commission shall not consider the effect of the capitalization or earnings of any such EWG or FUCO which is a subsidiary of a registered holding company if the requirements of Rule 53(a), (b) and (c) are satisfied.

---------
8 Rule 58(b)(1)(vi) provides that the term "energy-related company" includes those companies that derive substantially all of their revenue from the production, conversion, sale and distribution of thermal energy products, such as process steam, heat, hot water, chilled water, air conditioning, compressed air and similar products; alternative fuels; and renewable energy resources; and the servicing of thermal energy facilities. However, the exemption from prior Commission approval for the acquisition of such an energy-related company is only available to registered holding company's whose public utility subsidiaries are primarily electric utility companies.

     KeySpan currently meets all of the conditions of Rule 53(a) except for clause (1). At June 30, 2003, KeySpan's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $1,034,075,000. With respect to Rule 53(a)(1), the Commission determined in the order dated December 6, 2002, Holding Co. Act Release No. 35-27612, File No. 70-10063, that KeySpan's investments in EWGs and FUCOs in an aggregate amount of up to $2.2 billion is allowed and would not have the adverse effects set forth in Rule 53(c). In addition, KeySpan has complied, and will continue to comply, with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) of affiliate utility company personnel rendering services to KeySpan's EWGs or FUCOs and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail rate regulatory commissions. None of the circumstances described in Rule 53(b) has occurred.

     Finally, Rule 53(c) is inapplicable by its terms.

     With respect to capitalization, there has been no material adverse impact on KeySpan's consolidated capitalization resulting from KeySpan's investments in EWGs and FUCOs. The action requested in the instant filing would not, by itself, or even considered in conjunction with the effect of the capitalization and earnings of KeySpan's EWGs and FUCOs, have a material adverse effect on the financial integrity of the KeySpan system, or an adverse impact on KeySpan's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers. As of June 30, 2003, KeySpan's consolidated capitalization consisted of 39.78% equity and 60.22% debt. These ratios comply with the requirement in KeySpan's Financing Order that KeySpan's common equity will be at least 30% of its capitalization; the proposed transaction will have no adverse impact on KeySpan's ability to satisfy that requirement. In addition, at June 30, 2003, KeySpan's long term public unsecured debt was rated "investment grade" by all the major rating agencies.

     Moreover, all of KeySpan's direct or indirect investments in EWGs and FUCOs are segregated from the public-utility subsidiaries. None of the public-utility subsidiaries provide financing for, extend credit to, or sell or pledge its assets directly or indirectly to any EWG or FUCO in which KeySpan owns any interest. KeySpan does not, and will not, seek recovery in the retail rates of any public-utility subsidiaries for any failed investment in, or inadequate returns from, an EWG or FUCO investment.


     Finally, investments in EWGs and FUCOs will not have any negative impact on the ability of the public-utility subsidiaries to fund operations and growth. The public-utility subsidiaries currently have financial facilities in place that are adequate to support their operations. The expectation of continued strong credit ratings by the public-utility subsidiaries should allow them to continue to access the capital markets to finance their operations and growth. KeySpan's EWG and FUCO investments, in the aggregate, have been profitable for all quarterly periods from December 31, 2000 through June 30, 2003.


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

Item 4.           Regulatory Approvals

     Other than Commission approval, the Applicant does not believe any other federal or state regulatory approvals are required for the Transaction.


Item 5.           Procedure

     The Commission is respectfully requested to issue and publish, as soon as practicable, the requisite notice under Rule 23, with respect to the filing of this Application/Declaration but no later than 40 days after this application/declaration has been filed so that an order can be issued by no later than November 5, 2003.


     It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the proposed Transaction. The Division of Investment Management may assist in the preparation of the Commission's decision, unless the Division opposes the proposals contained herein. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.


Item 6.        Exhibits and Financial Statements

            Exhibits

               A-1 Articles of Organization of Metro Energy as in effect on February 13, 1996, as amended (previously filed).

               A-2 Amended and Restated Operating Agreement of Metro Energy as in effect on September 1, 2001 (previously filed).

               B Membership Interest Purchase Agreement dated March 26, 2003 (previously filed).

               C    Not applicable

               D    Not applicable

               E    None

               F-1  Opinion of Counsel (to be filed by amendment)

               F-2  Past Tense Opinion of Counsel (to be filed  pursuant to Rule
                    24)

            Financial Statements

               FS-1 KeySpan Consolidated Balance Sheet,  Statement of Income and
                    Release Notes for the year ended December 31, 2002 (incorporated herein by reference to KeySpan's Annual Report on Form 10-K for the year ended December 31, 2002, File No. 1-14161)


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

Item 7.           Information as to Environmental Effects

     The Transaction does not involve a "major federal action" nor will it "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. Consummation of the Transaction will not result in changes in the operation of KeySpan or its subsidiaries that will have an impact on the environment. KeySpan is not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the Transaction.

                                    SIGNATURE


     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by its undersigned officer thereunto duly authorized.


                                       KEYSPAN CORPORATION


                                       By:/s/ John J. Bishar, Jr.
                                       --------------------------
                                       John J. Bishar, Jr.
                                       Senior Vice President, General Counsel
                                       and Secretary


                                       KEYSPAN ENERGY MANAGEMENT, LLC

                                       By: KEYSPAN CORPORATION

                                       By:/s/ John J. Bishar, Jr.
                                       --------------------------
                                       John J. Bishar, Jr.
                                       Senior Vice President, General Counsel
                                       and Secretary












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